Exhibit 97.1
WHITE MOUNTAINS INSURANCE GROUP, LTD.
RECOVERY POLICY
Introduction
The Compensation/Nominating & Governance Committee (the “CNG Committee”) of the Board of Directors of White Mountains Insurance Group, Ltd. (the “Company”) has determined that it is in the best interest of the Company to adopt this policy to provide for the recovery of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under the federal securities laws (this “Policy”). This Policy is designed to comply with Section 10D of the Securities Exchange Act of 1934 (the “Exchange Act”) and with Section 303A.14 of the New York Stock Exchange (“NYSE”) Listed Company Manual.
Administration
This Policy shall be administered by the CNG Committee. Any determinations made by the CNG Committee shall be final and binding on all Covered Persons absent manifest error.
Covered Persons
This Policy applies to the Company's current and former “executive officers” as defined in Rule 10D-1 under the Exchange Act, as determined by the CNG Committee in accordance with Section 10D of the Exchange Act and the listing standards of NYSE (“Covered Persons”).
Recovery; Accounting Restatement
In the event the Company is required to prepare an accounting restatement of its financial statements due to the Company's material noncompliance with any financial reporting requirement under federal securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (an “Accounting Restatement”), the CNG Committee will require reasonably prompt recovery of any excess Incentive Compensation received by any Covered Person during the three completed fiscal years immediately preceding the date on which the Company is required to prepare such Accounting Restatement.
Incentive Compensation
For purposes of this Policy, Incentive Compensation means any compensation that is granted, earned, or vested based wholly or in part on the attainment of a financial reporting measure.
A financial reporting measure is any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements or any measure that is derived wholly or in part from such measures. Share price and total shareholder return are also financial reporting measures. A financial reporting measure need not be presented within in the financial statements or included in a filing with the Securities and Exchange Commission.
Incentive Compensation is deemed “received” in the Company’s fiscal year during which the financial reporting measure specified in the Incentive Compensation is attained, even if the payment or grant of the Incentive Compensation occurs after the end of that fiscal year.

Excess Incentive Compensation: Amount Subject to Recovery
The amount to be recovered will be the excess of the Incentive Compensation paid to the Covered Person based on the erroneous data over the Incentive Compensation that would have been paid to the Covered Person had it been based on the restated results, as determined by the CNG Committee and computed without regard to any taxes paid.
If the CNG Committee cannot determine the amount of excess Incentive Compensation received by the Covered Person directly from the information in the Accounting Restatement (for example, when the amount of Incentive Compensation is based on or related to share price), then the CNG Committee will make its determination based on a reasonable estimate of the effect of the Accounting Restatement.
Method of Recovery
The CNG Committee will determine, in its sole discretion, the method for recovering Incentive Compensation hereunder which may include, without limitation:
(a) requiring reimbursement of cash Incentive Compensation previously paid;
(b) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards;
(c) offsetting the recovery amount from any compensation otherwise owed by the Company to the Covered Person;
(d) cancelling outstanding vested or unvested equity awards;
(e) transferring Company shares from the Covered Person to the Company; and/or
(f) taking any other remedial and recovery action permitted by law.
No Indemnification
The Company and its affiliates shall not indemnify any Covered Person against the loss of any Incentive Compensation recovered pursuant to this Policy.
Interpretation
The CNG Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner that is consistent with applicable law and regulation, including the requirements of Section 10D of the Exchange Act and any applicable rules or standards adopted by the Securities and Exchange Commission or NYSE.
Effective Date
This Policy shall be effective as of the date it is adopted by the CNG Committee (the "Effective Date") and shall apply to Incentive Compensation that is received on or after the effective date of Section 303A.14 of the NYSE Listed Company Manual.
Amendment; Termination
The CNG Committee may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary to comply with any rules or standards adopted by a national securities exchange on which the Company's securities are listed. The CNG Committee may terminate this Policy at any time.

Other Recovery Rights
The CNG Committee may require that any employment agreement, equity award agreement, or similar agreement entered into on or after the Effective Date shall, as a condition to the grant or payment of any benefit thereunder, require a Covered Person to agree to abide by the terms of this Policy. Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.
Impracticability
The Company must recover excess Incentive Compensation in compliance with this Policy except to the extent that the conditions of paragraphs (c)(1)(iv)(A), (B), or (C) of section 303A.14 of the NYSE Listed Company Manual are met, and the CNG Committee has made a determination that recovery would be impracticable.

Adopted by the Board of Directors of White Mountains Insurance Group, Ltd. effective as of May 25, 2023.